Exhibit 99.2

FOR IMMEDIATE RELEASE

PAYPAL TO ACQUIRE XOOM

Entry into $600 Billion International Money Transfer Market(i) with Leading Technology Solution

Expands Services for PayPal’s Customers and Accelerates Time-to-Market in Key International Markets

SAN JOSE, Calif. & SAN FRANCISCO — JULY 1, 2015 — PayPal, Inc. and Xoom Corporation (NASDAQ:XOOM), a digital money transfer provider, today announced a definitive agreement under which PayPal will acquire Xoom for $25 per share in cash or an approximate $890 million enterprise value. The transaction represents a premium of 32% over Xoom’s three-month volume-weighted average price and was unanimously approved by the Boards of Directors of both companies, as well as the Board of eBay Inc., PayPal’s parent company.

Xoom is a leader in international remittances enabling customers in the United States to send money to, and pay bills for, family and friends around the world in a secure, fast and cost-effective way, using their mobile phones, tablets or computers.

Dan Schulman, President, PayPal, said, “Expanding into international money transfer and remittances aligns with our strategic vision to democratize the movement and management of money. Acquiring Xoom allows PayPal to offer a broader range of services to our global customer base, increase customer engagement and enter an important and growing adjacent marketplace. Xoom’s presence in 37 countries — in particular, Mexico, India, the Philippines, China and Brazil — will help us accelerate our expansion in these important markets.”

John Kunze, President and Chief Executive Officer of Xoom, remarked, “Becoming part of PayPal represents an exciting new chapter for Xoom, which will help accelerate our time-to-market in unserved geographies and expand the ways we can innovate for customers. Being part of a larger, global organization will help us deliver the best possible experience to our customers, while maximizing value for our shareholders.”

Expected Strategic Benefits of the Xoom Acquisition

•                  Extends PayPal’s offering to its customers: Broadens PayPal’s consumer offering to its 68 million active U.S. customers by cross-selling Xoom’s services.

•                  Accelerates time-to-market: Xoom’s proprietary and fast “funds-out” network enables PayPal to enter this growing marketplace with a leading technology solution with strong presence in key international markets.

•                  Enables expansion into new markets: Allows Xoom to expand its portfolio of send-markets by leveraging PayPal’s wider international network.

•                  Delivers a strong technology platform: Xoom’s compelling and reliable technology platform and consumer experience are coupled with its excellent customer service.

Financial Highlights of Acquisition

Due to anticipated one-time integration costs, the completion of the transaction is expected to be slightly dilutive to PayPal’s non-GAAP earnings per share for FY 2016. PayPal intends to fund the transaction with cash on its balance sheet.

Upon closing of the acquisition, Xoom will operate as a separate service within PayPal. The acquisition is expected to close in the fourth quarter of 2015, subject to customary closing conditions, including Xoom stockholder approval, the expiration or early termination of the applicable pre-merger waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the receipt of certain consents relating to Xoom’s money transmitter licenses.

Holders of approximately 18% of Xoom’s outstanding shares, including all executive officers and directors of Xoom and certain entities affiliated with Sequoia Capital, have entered into voting and support agreements with PayPal pursuant to which they have agreed to vote in favor of the transaction.

J.P. Morgan Securities LLC is acting as financial adviser to PayPal, while Sidley Austin LLP is acting as its legal adviser with regard to the transaction. Qatalyst Partners is acting as financial adviser to Xoom, while Goodwin Procter LLP is acting as its legal adviser.

About PayPal

At PayPal, we put people at the center of everything we do. Founded in 1998, we continue to be at the forefront of the digital payments revolution, processing almost 12.5 million payments for our customers per day. PayPal gives people better ways to connect to their money and to each other, helping them send money without sharing financial information and with the flexibility to pay using their PayPal account balances, bank accounts, PayPal Credit and credit cards. With our 165 million active customer accounts, we have created an open and secure payments ecosystem people and businesses choose to securely transact with each other online, in stores and on mobile devices. PayPal is a truly global payments platform that is available to people in 203 markets, allowing customers to get paid in more than 100 currencies, withdraw funds to their bank accounts in 57 currencies and hold balances in their PayPal accounts in 26 currencies.

PayPal is in the process of being separated from eBay Inc. (NASDAQ: EBAY). Upon completion of the separation, which is expected to occur on July 17, 2015, PayPal will be an independent, publicly traded company listed on the NASDAQ Stock Market under the ticker “PYPL.” More information about PayPal can be found at www.paypal.com and www.paypal-corp.com. More information about the planned separation of eBay and PayPal can be found at update.ebayinc.com.

About Xoom

Xoom is a leading digital money transfer provider that enables consumers to send money, pay bills and send mobile reloads to family and friends around the world in a secure, fast and cost-effective way, using their mobile phone, tablet or computer. During the 12 months ended March 31, 2015, Xoom’s more than 1.3 million active customers sent approximately $7.0 billion with Xoom. The company is headquartered in San Francisco and can be found online at www.xoom.com.

Forward Looking Statements

This announcement contains forward-looking statements, including statements about the expected impact of this transaction on PayPal’s and Xoom’s financial and operating results and business, the operation and management of Xoom after the acquisition, the anticipated funding for the transaction, and the timing of the closing of the acquisition. Although PayPal and Xoom believe that the assumptions upon which their respective forward-looking statements are based are reasonable, these statements involve risks and uncertainties, and actual results could differ materially from those discussed. Factors that could cause or contribute to such differences include, but are not limited to, the receipt and timing of regulatory approvals for the transaction, the possibility that the transaction may not close, the reaction to the transaction of Xoom’s customers and business partners, the reaction of competitors to the transaction, the retention of Xoom employees, PayPal’s plans for Xoom, economic conditions in the global markets in which PayPal and Xoom operate, the future growth of Xoom’s and PayPal’s businesses and the possibility that integration following the transaction may be more difficult than expected.

More information about these and other factors can be found in PayPal Holdings, Inc.’s Registration Statement on Form 10, as amended from time to time, and its future filings with the Securities and Exchange Commission (the “SEC”), and Xoom’s most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC. Neither PayPal nor Xoom accept any responsibility for any financial or operational information contained in this press release relating to the business, results of operations or financial condition of the other. Each of PayPal and Xoom expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in the expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving PayPal and Xoom.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval.  The proposed merger will be submitted to Xoom stockholders for their consideration.  In connection therewith, Xoom intends to file relevant materials with the SEC, including a proxy statement on Schedule 14A.  BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain copies of the proxy statement, any amendments or supplements thereto, and other documents containing important information about Xoom, once such documents are filed with the SEC, free of charge at the SEC’s website at http://www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Xoom on Xoom’s investor relations website at https://ir.xoom.com or by contacting Xoom investor relations at IR@xoom.com.

Participants in Solicitation

Xoom and its directors and executive officers may be deemed to be participants in the solicitation of proxies of Xoom stockholders in connection with the proposed transaction. Information about the directors and executive officers of Xoom is set forth in Xoom’s definitive proxy statement for its 2015 annual meeting of stockholders filed with the SEC on April 14, 2015 and in subsequent documents to be filed with the SEC, each of which can be obtained free of charge from the sources indicated above. Other information regarding Xoom’s participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement relating to the proposed transaction and other relevant materials to be filed by Xoom with the SEC when they become available.

Contacts

For PayPal

Investors:

Tracey Ford, Senior Director, Investor Relations: tford@paypal.com

Media:

Martha Cass, Director, Corporate Communications:  mcass@paypal.com, (416)860-6213

For Xoom

Investors:

Sharrifah Al-Salem, Director, Investor Relations: sharrifah.alsalem@xoom.com

Media:

Theresa Pasinosky, Senior Director, Global Brand Marketing:  theresa.pasinosky@xoom.com

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(i) The World Bank Global Remittances 2016 estimate